
02024502

PRIDE

In what we do and Whom We Serve





IBT Bancorp, Inc.

2001 ANNUAL REPORT



A MESSAGE TO OUR STOCKHOLDERS

IBT Bancorp, Inc. through its subsidiary Irwin Bank & Trust Company achieved another record financial performance for the year 2001. Net income rose 11.33 percent to $7,465,000 versus last year's record of $6,705,000. Total assets increased by 5.57 percent to $524,044,000 over the previous year's assets of $496,379,000.

This strong financial performance translated to increased stockholder value. Earnings grew by 11.66 percent from $2.23 per share to $2.49 per share and dividends by 13.04 percent from $.92 per share to $1.04 per share. More impressively, Irwin Bank & Trust Company has a five-year average earnings growth of more than 11 percent.

Irwin Bank & Trust Company's solid performance can be attributed to enhancing our competitive strengths.

Throughout the year we worked to:

- ◇ Compete with product and value leadership
- ◇ Take a sensible approach to pricing
- ◇ Deploy advanced information systems
- ◇ Increase channels of access
- ◇ Increase operational efficiencies
- ◇ Respond to the charitable needs of our communities

"Irwin Bank & Trust Company's pride comes from our strong financial performance, community banking leadership, dedicated team of professionals, responsible corporate citizenship, and most importantly, our commitment to our customers."

Charles G. Urtin
President & Chief Executive Officer



We are proud of our achievements, strategies, and focus. We are keeping pace with the diverse needs of our customers, strengthening our relationships with them, and remaining customer-focused when planning future initiatives. As an institution known for its honesty and integrity, we are leveraging our reputation to sell additional services and attract and retain some of the best people in banking – people who will be the drivers of our continued success.

A Look Ahead to 2002

As we look forward to 2002, you can expect to see Irwin Bank remain aggressive in its growth strategies. We are investigating several market areas for expansion opportunities, and developing new products and services to enhance customer relationships and build new ones. We are continually examining technological capabilities that will benefit our customers both in product and service. We are focusing on developing our greatest resource – our employees – for responsive, competent, and professional service with the goal of exceeding our customers' expectations. Finally, we will continue to strive for above average earnings growth and shareholder return while we pursue the objective of becoming the premier financial institution of Westmoreland County.

Nationally it has been a challenging year for us all. The tragic events of September 11th and the instability of the financial markets have caused many individuals to reprioritize and rethink their investment goals. As fundamental investing becomes attractive once again, Irwin Bank & Trust Company is confidently poised to provide consistent income and long-term value to our stockholders.



J. Curt Gardner
Chairman of the Board
IBT Bancorp, Inc.



Charles G. Urtin
President & Chief Executive Officer
IBT Bancorp, Inc.



Robert A. Bowell
Executive Vice President/
Secretary-Treasurer
IBT Bancorp, Inc.



(Pictured left to right: J. Curt Gardner, Charles G. Urtin, and Robert A. Bowell)

PRIDE IN OUR PERFORMANCE

When we opened our doors in 1922, our strategy was simple – provide value and service to our customers. We have never wavered from this simple approach, and it has served us well. In 2001, we successfully forged ahead during a time of national recession, bank megamergers, and the continuing influx of non-traditional suppliers of banking services.

Irwin Bank & Trust Company grew its franchise in every market area served.



New branch tellers receive three consecutive weeks of classroom instruction and one month of on-the-job training. In 2001, eight graduating classes were celebrated.



Irwin Bank's UVEST Investment Counselor Tammy L. Keefer consistently ranks in the Top 25 producers out of 280 UVEST counselors throughout the country.



Former U.S. Congressional Office Manager Nancy Smith joined Irwin Bank & Trust Company in August 2001 as Assistant Vice-President of Mortgage Lending. Since her arrival the mortgage department has achieved record volume, more than doubling the average number of loan closings each month.



Under the management of Tracy Frank, the bank's title insurance company T. A. of Irwin, LP, exceeded its financial goals for the year by 64 percent.

Irwin Bank
TRUST COMPANY
Your Bank For The Fu

According to the FDIC Summary of Deposits Market Share Report as of June 30, 2001: Irwin Bank & Trust Company had 23 percent (three locations) of the banking branches serving the 15642 zip code area, yet had 42.87 percent market share of deposits – an increase of 1.20% from the previous year.

PRIDE IN OUR LEADERSHIP

Irwin Bank & Trust has built an enduring brand. We have maintained a leadership position in community banking through delivering product value, increasing and enhancing customer services, and investing in technology. In addition to deposit and loan products, we offer alternative financial services through our Trust Division, our investment division (UVEST Investment Services) and our title insurance company (T.A. of Irwin, LP).



In January 2001, Irwin Bank enhanced the marketing department by hiring Robert G. Michaud, an ad agency veteran who brought his expertise in-house. The department also established its own print shop by purchasing a high-resolution color printer for timely and cost-efficient production and distribution of product literature to our branch locations. With our in-house talent and print shop capabilities, the Irwin Bank marketing department can now produce all aspects of marketing communications on the premises.

Technology investments for the year included the fourth-quarter adoption of the Harte-Hanks CRM (Customer Relationship Management) system. This state-of-the-art MCIF (Marketing Customer Infomation File) program is utilized by some of the largest financial institutions, as well as community banks, located throughout the United States. The decision to include a CRM system as part of our marketing strategy was influenced by the desire to gain a better understanding of our customers for segmenting, targeting, customizing communications, profiling our profitable relationships, and overall bank analysis.

Irwin Bank & Trust Company is known for value products, such as Free Checking, Extra Checking, Quick-Cash CDs, low-rate Home Equity Loans and Internet Banking and On-Line Bill Payment. Our internet banking product, (IBT e-link) offers our customers the convenience of doing their banking from the comfort of their home 24 hours a day, 7 days a week.

PRIDE IN OUR CUSTOMERS

We are proud to assist our customers in achieving their personal and professional goals. Whether buying a new home, financing a child's education, or buying or expanding a business, our customers rely on our loan products to make their dreams a reality.

Our customers remain the focus of everything we do.



The successful construction of The Hunt Club Villa Condominiums in Greensburg, PA, an upscale community, was developed by Donald A. Paulone Custom Built Homes, and financed through Irwin Bank & Trust Company. (Pictured left to right: Robert A. Bowell - Irwin Bank, Leslie A. Petras - Irwin Bank, Judy Paulone and Donald A. Paulone - Paulone Custom Built Homes, Hunt Club Villa Condominiums)



Hoffman Enterprises, a commercial real estate development firm within the Westmoreland County market and franchisee of various fast food restaurants, has continued its growth with the assistance of Irwin Bank. (Pictured left to right: Alan Lazar - Irwin Bank, Richard J. Hoffman - Hoffman Enterprises, and Robert A. Bowell - Irwin Bank)

Irwin Bank assisted Blazer Diamond Products, an affiliate of Pitt Industrial Diamond Products, with a loan to purchase the former Nuclear Components building in Hempfield Township. After completely renovating the building, the company moved its entire manufacturing division into the new facility. (Pictured above left to right: Nancy Merlin - Pitt Industrial, Robert A. Bowell - Irwin Bank, Glenn Merlin - Pitt Industrial, and Leslie F. Petras - Irwin Bank. Unavailable for photo: Paul Merlin).







The Patrick McLaughlin family bought their home with the help of an Irwin Bank & Trust Company mortgage. The bank has one of the highest loan approval rates for homebuyers. (Pictured l-r: PJ McLaughlin, Patrick McLaughlin, Mary McLaughlin, and Nancy Smith, AVP - Irwin Bank.



PRIDE IN OUR PEOPLE

In 2001, we addressed the increasing complexities of our customers' needs by recruiting professionals from other industries and competing institutions to grow the bank's non-interest income sources and increase profitability through value-added services. Newly hired tellers participated in comprehensive classroom instruction and on-the-job training. Employee retention was also emphasized with competitive compensation, acknowledgement of service tenure, and recognition of a job well done.



Jay Gordon was promoted to Vice President/ Commercial Lending.



Alan Lazar was promoted to Vice President/Commercial Lending.



Keith M. Frid was hired October, 2001 as Assistant Vice President/Auditor/ Security Officer.

Our greatest asset is our people.

Irwin Bank & Trust Company's Employee Service Award Recognition Dinner was held September 18th, 2001, and honored 38 individuals for their dedication and service anniversaries. Our 25- and 20-year awardees were Carol A. Schneider and Sandra L. Hayden, respectively. Celebrating 15 years of service were Sheli L. Fyock, Carole A. Horten, John J. Minkel, and Dorothy M. Romano. Ten-year awardees included Robert Rebich, Jr., Linda C. Gamble, Donald D. Henderson, III, Carol A. Pikor, and Darwin H. Poole. Nine additional employees achieved five-year status, with another 18 finishing their first year of service with us.



Eugene S. Bender was hired June, 2001 as Assitant Trust Officer.



Robert G. Michaud was hired January, 2001 as Marketing Operations Officer.



Thomas R. Stephenson, Sr. was promoted to Assistant Vice President/Loan Review.



Stacey G. Winfield was promoted to Vice President/Commercial Lending.



William C. Davies was promoted to Vice President/Commercial Lending.



Debra S. Hopper was promoted to Asst. Vice President/Human Resources.

PRIDE IN OUR COMMUNITY

Since our inception almost 80 years ago, we have focused on responding to the financial needs of the communities we serve. Our philosophy at Irwin Bank & Trust Company is to utilize several approaches in giving back to our communities. Philanthropic funding, professional guidance to non-profit organizations, and donation of time through our employee volunteers are just a few examples.

More than 50 organizations received our assistance last year. We thank our customers for giving us the financial ability to participate in worthy causes and congratulate our terrific people for taking a leadership role in volunteer service.



Irwin Bank is proud of the heroism and dedication of our local firefighters, and financially supports the many volunteer fire departments located throughout our serving area. By assisting their efforts, we are also helping to provide our customers with a safe place to live and work.



Irwin Bank & Trust Company granted funds to the Saint Vincent College Small Business Development Center (SBDC) in support of the Norwin Outreach Center, which assists individuals in business planning and financing. (Pictured l-r: Jim Kunkel - Asst. Executive Director SBDC, Jack Fabean - Executive Director SBDC, Robert A. Bowell - Irwin Bank, Wayne Brentzel - Irwin Bank.)




SC

Alyssa Fyock and Santa Claus

Irwin Bank's main office was a popular venue stop among the 6,000 people who attended Downtown Irwin's Light Up Night festivities in November. Radio station Y108 broadcasted live from the lobby while holiday revelers enjoyed the musical performance of The Sweet Adelines, photos with Santa, and free refreshments and cookies provided by our own Irwin Bank elves.



IBT BANCORP, INC., & IRWIN BANK & TRUST COMPANY

Board of Directors

(pictured below from left to right)
Grant J. Shevchik, M.D. – Partners in Health
Thomas Beter – Thomas Beter, Inc.
William D. Fawcett – Lee Thompson Fawcett Company
J. Curt Gardner – *Chairman of the Board*
Robert C. Whisner – Airtek, Inc.
Robert Rebich, Jr. – AMAX Corporation
Charles G. Urtin – President/CEO
Edwin A. Paulone – Irwin Builders Supply
Richard L. Ryan – Ryan Moving & Storage
Vincent V. Rodgers – *Director Emeritus* - not pictured

IBT Bancorp, Inc. Management

J. Curt Gardner – *Chairman of the Board*
Charles G. Urtin – *President/CEO*
Robert A. Bowell – *Executive Vice President/ Secretary-Treasurer*

Irwin Bank & Trust Company Officers

J. Curt Gardner – *Chairman of the Board*
Charles G. Urtin – *President/CEO*
Robert A. Bowell – *Exec. Vice President/Secretary-Treasurer*
Leslie F. Petras – *Sr. Vice President/Commercial Lending*
Wayne J. Brentzel – *Vice President - Branch Administration/Business Development*
William C. Davies – *Vice President/Commercial Lending*
David A. Finui – *Vice President & Trust Officer*
Jay E. Gordon – *Vice President/Commercial Lending*
Alan Lazar – *Vice President/Commercial Lending*
Joseph A. Mignogna – *Vice President/Compliance Officer*
John J. Minkel – *Vice President/Consumer Lending*
Stacey G. Winfield – *Vice President/Commercial Lending*
Lisa Dawson – *Asst. Vice President/Collections*
Carol A. Eberhart – *Asst. Vice Pres./Branch Mgr. - Haymaker*
Keith M. Frid – *Asst. Vice Pres./Auditor/Security Officer*
Beverly A. Hahn – *Asst. Vice Pres./Branch Mgr. - Penn Twp.*
Donald D. Henderson, III – *Asst. Vice Pres./Operations*
Debra S. Hopper – *Asst. Vice Pres./Human Resources*
Nancy J. McCullough – *Asst. Vice Pres./Branch Mgr. - Route 30*
Darwin H. Poole – *Asst. Vice Pres./Data Processing*
Kristin S. Robertucci – *Asst. Vice Pres./Accounting*
Nancy A. Smith – *Asst. Vice Pres./Mortgage Lending*
Thomas R. Stephenson – *Asst. Vice Pres./Loan Review*
Sheli L. Fyock – *Asst. Secretary/Marketing Officer*
Gene Bender – *Asst. Trust Officer*
Barbara DelBene – *Retail Banking Officer/Branch Mgr. - White Oak*
Carole A. Horten – *Consumer Loan Officer*
Robert G. Michaud – *Marketing Operations Officer*
Maurine J. Peer – *Retail Banking Officer/Main Office*
Denise Y. Poole – *Operations Officer/Call Center*



IBT BANCORP, INC., & SUBSIDIARY FINANCIAL HIGHLIGHTS


TOTAL ASSETS - AS OF 12/31 (IN MILLIONS)
$700
$600
$500
$400
$300
$200
$100
$366.4
$412.3
$445.7
$496.4
$524.0
1997
1998
1999
2000
2001


TOTAL EQUITY - (IN THOUSANDS)
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$34,302
$38,201
$37,905
$44,615
$49,725
1997
1998
1999
2000
2001


NET INCOME - (IN THOUSANDS)
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$5,193
$5,801
$6,336
$6,705
$7,465
1997
1998
1999
2000
2001


EARNINGS PER SHARE
$2.50
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
$1.72
$1.92
$2.10
$2.23
$2.49
1997
1998
1999
2000
2001


DIVIDEND PER SHARE
$1.00
$.90
$.80
$.70
$.60
$.50
$.40
$.51
$.64
$.80
$.92
$1.04
1997
1998
1999
2000
2001

SELECTED FINANCIAL INFORMATION

IBT BANCORP, INC. AND SUBSIDIARY

	At or for the Years Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share amounts)				
Selected Balance Sheet Data:					
Assets	$ 524,044	$ 496,379	$ 445,721	$ 412,366	$ 366,457
Cash and cash equivalents	25,219	21,746	19,264	43,396	27,700
Securities available for sale	162,968	167,874	151,063	118,778	107,801
Securities held to maturity	-	-	-	2,569	5,855
Loans receivable (net)	315,132	291,914	260,502	238,304	216,487
Deposits	422,462	409,638	368,680	356,383	324,317
Repurchase agreements	11,207	9,022	6,457	-	-
Federal funds purchased	-	-	7,000	-	-
FHLB advances	35,000	28,000	22,000	14,000	4,000
Shareholders' equity	49,725	44,615	37,905	38,201	34,302
Selected Results of Operations:					
Interest income	$ 35,185	$ 33,787	$ 29,731	$ 27,768	$ 25,349
Net interest income	18,226	17,200	16,087	15,182	13,832
Provision for loan losses	500	300	300	300	300
Net interest income after provision for loan losses	17,726	16,900	15,787	14,882	13,532
Other income	4,009	2,946	2,764	2,093	1,733
Other expense	11,284	10,181	9,233	8,438	7,683
Net income	7,465	6,705	6,336	5,801	5,193
Per Share Data:					
Net Income					
Basic	$ 2.49	$ 2.23	$ 2.10	$ 1.92	$ 1.72
Diluted	2.49	2.23	2.10	1.92	1.72
Cash dividends declared	1.04	0.92	0.80	0.64	0.51
Selected Ratios:					
Return on average assets	1.45%	1.44%	1.49%	1.54%	1.52%
Return on average equity	15.57%	16.87%	16.54%	15.97%	16.27%
Ratio of average equity to average assets	9.31%	8.52%	8.99%	9.63%	9.84%
Dividend payout	41.77%	41.26%	38.10%	33.33%	29.65%

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes", "anticipate", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the effect of opening a new branch, the ability to control costs and expenses, and general economic conditions. IBT Bancorp, Inc. undertakes no obligation to publicly release the results of any revisions to those forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

GENERAL

IBT Bancorp, Inc. is a bank holding company headquartered in Irwin, Pennsylvania, which provides a full range of commercial and retail banking services through its wholly owned banking subsidiary, Irwin Bank & Trust Co. (collectively, the "Company").

FINANCIAL CONDITION

At December 31, 2001, total assets increased $27.6 million, or 5.56%, to $524.0 million from $496.4 million at December 31, 2000. The increase in total assets was primarily the result of a $23.2 million increase in net loans receivable and a net increase of $8.8 million in other assets.

The increase in the loan portfolio was mainly due to the growth of the fixed rate one-to four-family mortgage loan, multi-family properties, and commercial mortgage of $5.1 million, $6.8 million, and $9.2 million, respectively. The loan portfolio continues to grow due to the Company's offering of competitive market interest rates. The growth in total deposits of $12.9 million and additional FHLB advances of $7.0 million were used primarily to fund the growth in the loan portfolio.

In the fourth quarter of fiscal 2001, Irwin Bank & Trust Co. (the "Bank") purchased $10.0 million of single premium life insurance policies on officers of the Bank. Due to such purchases, other assets increased $8.8 million at December 31, 2001. These life insurance policies were funded through $3.0 million in federal funds sold, $2.6 million in certificates of deposits, and $5.0 million of proceeds from sales of available for sale securities.

At December 31, 2001, total liabilities increased $22.5 million, or 5.0%, to $474.3 million from $451.8 million at December 31, 2000. The increase primarily related to the increase in total deposits of $12.9 million. Of this increase, non-interest bearing and interest-bearing deposits increased $5.8 million and $7.0 million, respectively. The increase in interest-bearing deposits resulted mainly from increases in savings and interest-bearing checking accounts of $6.8 million and $5.6 million, respectively, offset by a decrease of $5.2 million in certificates of deposit. Such increases were the result of a growing deposit base and competitive interest rates.

Non-interest bearing deposits increased $5.8 million to $70.1 million at December 31, 2001 from $64.3 million at December 31, 2000. Such increases reflect additions to non-interest bearing deposits of $17.0 million offset by $11.2 million in investments in repurchase agreements. Under the terms of the agreement, deposits in designated demand accounts of the customer are put into an investment vehicle which is used daily to purchase an interest in designated U.S. Government or Agencies' securities. The Company in turn agrees to repurchase these investments on a daily basis and pay the customers the daily interest earned based on the current market rate. At December 31, 2001, the amount of repurchase agreements totaled $11.2 million. See Note 6 to the consolidated financial statements.

At December 31, 2001, total stockholders' equity increased $5.1 million to $49.7 million from $44.6 million at December 31, 2000. The increase was primarily due to net income of $7.5 million for the period and a $1.1 million increase in accumulated other comprehensive income (net of income taxes), offset by the purchase of $396,000 of Company stock, and dividends paid of $3.1 million. Accumulated other comprehensive income increased as a result of changes in the net unrealized gain on the available for sale securities due to fluctuations in interest rates. Because of interest rate volatility, the Company's accumulated other comprehensive income could materially fluctuate for each interim period and year-end. See Note 2 to the consolidated financial statements.

ANALYSIS OF NET INTEREST INCOME

The Company's results of operations are primarily dependent on its net interest income, which is the difference between the interest income earned on assets, primarily loans and investments, and the interest expense on liabilities, primarily deposits and borrowings. Net interest income may be affected significantly by general economic and competitive conditions and policies of regulatory agencies, particularly those with respect to market interest rates. The results of operations are also influenced by the level of non-interest expenses, such as employee salaries and benefits and other income, such as loan-related fees and fees on deposit-related services.

RESULTS OF OPERATIONS

Net Income: Net income increased approximately $760,000, or 11.3%, to $7.5 million for the year ended December 31, 2001 from $6.7 million for the year ended December 31, 2000. The increase in net income for fiscal 2001 compared to fiscal 2000 was primarily due to an $800,000 increase in net interest income after provision for loan losses. Such increase was primarily attributable to a $49.9 million increase in the average balances of interest-earning assets offset by a 16-basis point decline in the interest rate spread.

At December 31, 2000, net income increased approximately $369,000, or 5.8%, to $6.7 million from $6.3 million for the year ended December 31, 1999. The increase in net income for 2000 was primarily attributable to a $37.6 million increase in the average balance of interest-earning assets.

Net Interest Income: Net interest income is the most significant component of the Company's income from operations. Net interest income is the difference between interest received on interest-earning assets (primarily loans and investment securities) and interest paid on interest-bearing liabilities (primarily deposits and borrowed funds). Net interest income depends on the volume and rate earned on interest-earning assets and the volume and interest rate paid on interest-bearing liabilities.

Net interest income increased $1.0 million, or 5.8%, to $18.2 million for 2001 compared to $17.2 million for 2000. The increase was primarily due to the increase in average loans of $24.6 million and average investment securities available for sale of $17.9 million offset by a 48-basis point decrease in the yield on average interest-earning assets to 7.11% for 2001 from 7.59% for 2000. The decrease in the yield on average interest-earning assets was primarily the result of yield decreases in average loans and average investment securities of 16-basis points and 81-basis points, respectively. The decrease in the average yields reflects effects of the interest rate environment and the multiple Federal Reserve easings of interest rates during fiscal 2001. Though average interest-bearing liabilities increased $35.2 million in fiscal 2001, interest expense remained relatively unchanged from fiscal 2000 due to a 32-basis point decline in average cost of funds in fiscal 2001.

Net interest income increased $1.1 million, or 6.8%, to $17.2 million for 2000 compared to $16.1 million for 1999. The increase was primarily due to the increase in average loans of $27.8 million and average investment securities available for sale of $14.9 million coupled with a 30-basis point increase in the yield on average interest-earning assets to 7.59% for 2000 from 7.29% for 1999. The increase in the yield on average interest-earning assets was primarily the result of yield increases in average loans and average investment securities of 21-basis points and 28-basis points, respectively. Such increases were the result of loans and investments being made at higher interest rates. The increase in average loans and average investment securities available for sale were partially funded by the increase in average interest-bearing liabilities of $34.0 million. Offsetting the increase in net interest income was a 43-basis point increase in average cost of funds to 4.58% for 2000 from 4.15% for 1999. Cost of funds on average interest-bearing liabilities increased mainly due to the increase in the average balance in certificates of deposit and other liabilities coupled with higher interest rates being paid on total deposit products and other liabilities.

The following table sets forth certain information relating to the Company's average balance sheet and, reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily balances.

	Year Ended December 31,								
	2001			2000			1999		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in Thousands)								
Interest-earning assets:									
Loans receivable (1)	$304,080	$24,320	8.00%	$279,400	$22,808	8.16%	$251,574	$20,000	7.95%
Investment securities available for sale (2)	177,263	10,337	5.83%	159,394	10,578	6.64%	144,544	9,195	6.36%
Investment securities held to maturity	-	-	-	-	-	-	1,208	36	2.98%
Other interest-earning assets (5)	13,850	527	3.81%	6,464	401	6.20%	10,319	500	4.85%
Total interest-earning assets	$495,193	$35,184	7.11%	$445,258	$33,787	7.59%	$407,645	$29,731	7.29%
Non-interest earning assets	19,667			21,558			18,655		
Total assets	$514,860			$466,816			$426,300		
Interest-bearing liabilities:									
Money market accounts	55,020	1,751	3.18%	56,079	2,275	4.06%	56,731	2,069	3.65%
Certificates of Deposit	205,242	11,286	5.50%	182,465	10,364	5.68%	162,668	8,418	5.17%
Other liabilities	137,481	3,921	2.85%	123,928	3,949	3.19%	109,061	3,157	2.89%
Total interest-bearing liabilities	$397,743	$16,958	4.26%	$362,472	$16,588	4.58%	$328,460	$13,644	4.15%
Non-interest-bearing liabilities	69,167			64,591			59,530		
Total liabilities	$466,910			$427,063			$387,990		
Retained Earnings (6)	47,950			39,753			38,310		
Total liabilities and stockholders' equity	$514,860			$466,816			$426,300		
Net interest income		$18,226			$17,199			$16,087	
Interest rate spread (3)			2.85%			3.01%			3.14%
Net yield on interest-earning assets (4)			3.68%			3.86%			3.95%
Ratio of average interest-earning assets to average interest-bearing liabilities			124.50%			122.84%			124.11%

(1) Average balances include non-accrual loans, and are net of deferred loan fees.
(2) Includes interest-bearing deposits in other financial institutions.
(3) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest earning assets.
(5) Includes federal funds sold.
(6) Includes capital stock, surplus and unrealized holding gains on SFAS 115 AFS securities.

The following table shows the effect of changes in volumes and rates on interest income and interest expense. The changes in interest income and interest expense attributable to changes in both volume and rate have been allocated to the changes due to rate. Tax exempt income was not recalculated on a tax equivalent basis due to the immateriality of the change to the table resulting from a recalculation.

	Year Ended December 31, 2001 vs. 2000 Increase (Decrease) Due to			Year Ended December 31, 2000 vs. 1999 Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In Thousands)					
Interest income:						
Loans receivable	$ 2,014	$ (502)	$ 1,512	$ 2,212	$ 596	$ 2,808
Investment securities available for sale	1,186	(1,427)	(241)	945	438	1,383
Investment securities held to maturity	-	-	-	(36)	-	(36)
Other interest-earning assets	458	(332)	126	(187)	88	(99)
Total interest-earning assets	3,658	(2,261)	1,397	2,934	1,122	4,056
Interest expense:						
Money market accounts	(43)	(481)	(524)	(24)	230	206
Certificates of deposit	1,294	(372)	922	1,024	922	1,946
Other liabilities	432	(460)	(28)	430	362	792
Total interest-bearing liabilities	1,683	(1,313)	370	1,430	1,514	2,944
Net change in interest income	$ 1,975	$ (948)	$ 1,027	$ 1,504	$ (392)	$ 1,112

Provision for Loan Losses: The Company recorded a provision for loan losses of $500,000 for 2001 and $300,000 for 2000, and 1999. The $200,000 increase in the provision for loan losses for the year ended December 31, 2001 was precipitated by the increase in non-accrual loans of $1.0 million at December 31, 2001. Such increase in non-accrual loans was primarily the result of an increase in loans secured by real estate.

The evaluation for determining the provision includes evaluations of concentrations of credit, past loss experience, current economic conditions, amount and composition of the loan portfolio (including loans being specifically monitored by management), estimated fair value of underlying collateral, loan commitments outstanding, delinquencies, and other information available at such time. The Company continues to monitor its allowance for loan losses and make future adjustments to the allowance through the provision for loan losses as economic conditions dictate. Management continues to offer a wider variety of loan products coupled with the continued success of changing the mix of the products offered in the loan portfolio from lower yielding loans (*i.e.*, one-to-four family loans) to higher yielding loans (*i.e.*, equity loans, multi-family (five or more units buildings, and commercial (nonresidential mortgages). Although the Company maintains its allowance for loan losses at a level that it considers to be adequate at the balance sheet date, there can be no assurance that losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods due to the higher degree of credit risk which might result from the change in the mix of the loan portfolio.

Other Income: Total other income increased approximately $1.1 million, or 37.9%, to $4.0 million for the year ended December 31, 2001 from $2.9 million for the year ended December 31, 2000. The increases were primarily the result of gains from available for sale securities, originally purchased at a discount, of $453,000, where the issuing agencies exercised their option to call the securities prior to their maturity. Also, service fees increased $300,000 due primarily to a $122,000 increase in miscellaneous loan fee income generated through rate modification fees on existing loans, $78,000 in additional overdraft fees due to the increased deposit base, and $43,000 in service fees from the "extra" checking product. Debit card fees increased $119,000 a result of increased usage. Other income increased $200,000 primarily due to income of $102,000 from T.A. of Irwin, L.P., a partnership formed by the Company in October 2000 to provide title insurance to the general public, $43,000 in additional income generated through the Company's Trust Department, and $49,000 in commissions received from the sale of investment products through UVEST Financial Services.

For the year ended December 31, 2000, total other income increased approximately $182,000, or 6.6%, to $2.9 million from $2.8 million for the year ended December 31, 1999. The increases were the result of service fees and debit card fees totaling $282,000, $115,000 gain from the sale of the credit card portfolio, offset by investment security losses of $107,000. The increase in service fees resulted from an increase in overdraft fees due to a larger deposit base from the prior year. The increase in debit card fees resulted from increased customer usage.

Other Expenses: Total other expenses increased approximately $1.1 million, or 10.8%, to $11.3 million for 2001 from $10.2 million for 2000. This increase was primarily the result of an increase in salaries of approximately $300,000 to $4.4 million for 2001 from $4.1 million for 2000. Such an increase was mainly due to normal merit increases and additional staff of 5 full-time employees. Occupancy expense increased $200,000 to $1.2 million in 2001 from $1.0 million in 2000 primarily due to increased depreciation, rental, real estate tax expense, and building maintenance expense of $80,000, $27,000, $24,000, and $28,000, respectively. Data processing and ATM expenses increased $178,000 to $1.2 million in 2001 from $972,000 in 2000. Such increases were a result of increased fees from the Company's processors. Other expenses increased $500,000 to $3.5 million for 2001 from $3.0 million for 2000. Such increase was primarily due to increased legal fees of $76,000, increased losses from bad checks of $59,000, increased costs related to debit card usage of $53,000, and increased postage expense of $41,000. All of these increases are due to the cost of doing business.

Total other expenses increased approximately $1.0 million, or 10.9%, to $10.2 million for 2000 from $9.2 million for 1999. This increase was primarily the result of an increase in salaries of approximately $500,000 to $4.1 million for 2000 from $3.6 million for 1999. As previously disclosed, the Company instituted an across the board salary increase to all non-officer employees and eliminated the bonus reward program for non-officer employees in January 2000. Pension and other employee benefits increased approximately $61,000 to $1.1 million for 2000 from $1.0 million for 1999 a result of increases in health insurance premiums. Data processing and ATM expenses increased $89,000 to $1.0 million in 2000 from $900,000 in 1999. Such increases were a result of increased fees from the Company's processors. Other expenses increased $200,000 to $3.0 million for 2000 from $2.8 million for 1999. The increase in other expenses includes approximately $76,000 in aggregate net losses from the Company's investments in IB&T Financial Services, LLC ("IB&T Financial") and T.A. of Irwin, L.P.. The investment in IB&T Financial was dissolved in the second quarter of 2001.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of funds include savings, deposits, loan repayments and prepayments, cash from operations and borrowing from the Federal Home Loan Bank. The Company uses its capital resources principally to fund loan originations and purchases, repay maturing borrowings, purchase investments, and for short-term liquidity needs. The Company expects to be able to fund or refinance, on a timely basis, its commitments and long-term liabilities. As of December 31, 2001, the Company had commitments to extend credit of $73.4 million.

The Company's liquid assets consist of cash and cash equivalents, which include investments in short-term investments. The levels of these assets are dependent on the Company's operating, financing, and investment activities during any given period. At December 31, 2001, cash and cash equivalents totaled $25.3 million

Net cash used by operating activities for 2001 totaled $377,000, as compared to net cash from operating activities of $7.3 million for 2000 and $6.5 million for 1999.

Net cash used by investing activities for 2001 totaled $14.7 million, as compared to cash used of $44.0 million for 2000 and $61.8 million for 1999. The decrease of $29.3 million for 2001 was mainly attributed to an increase $86.6 million in proceeds from maturities of securities held to maturity and a decrease of $8.0 million in net loans made to customer, offset by $69.8 million in purchases of securities available for sale. The decrease of $17.8 million for 2000 was mainly attributed to net decreases in purchases of available for sale securities. Net cash used to purchase available for sale securities for 2000 decreased $26.0 million.

Net cash from financing activities for the year ended December 31, 2001 totaled $18.5 million, as compared to cash from financing activities of $39.2 million for 2000 and $31.2 million for 1999. The $20.7 million decrease in cash from financing activities for 2001 was a result of a $28.2 million decrease in deposits offset by an increase of $7.0 million in federal funds purchased. The $8.0 million increase in cash from financing activities for 2000 was a result of a $28.7 million increase in deposits offset by a decrease of $3.9 million in securities sold under agreements to repurchase, a $14.0 million decrease in federal funds purchased, and a decrease of $2.0 million in net proceeds from FHLB advances.

Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, and similar matters. Management monitors projected liquidity needs and determines the level desirable, based in part on the Company's commitment to make loans and management's assessment of the Company's ability to generate funds. The Company is also subject to federal regulations that impose certain minimum capital requirements.

MARKET RISK

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its lending, investment and deposit taking activities. The Company's profitability is affected by fluctuations in interest rates. A sudden and substantial increase in interest rates may adversely impact the Company's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. To that end, management actively monitors and manages its interest rate risk exposure.

The principle objective of the Company's interest rate risk management is to evaluate the interest rate risk inherent in certain balance sheet accounts, determine the appropriate level of risk given the Company's business strategy, operating environment, capital and liquidity requirements, performance objectives, and manage the risk consistent with the Board of Directors' approved guidelines. Through such management, the Company seeks to minimize the vulnerability of its operations to changes in interest rates. The Company's Asset/Liability Committee is comprised of the Company's senior management under the direction of the Board of Directors, with senior management responsible for reviewing with the Board of Directors its activities and strategies, the effect of those strategies on the Company's net interest margin, the market value of the portfolio and the effect that changes in interest rates will have on the Company's portfolio and the Company's exposure limits.

The Company utilizes the following strategies to manage interest rate risk:

- When market conditions permit, to originate and hold in its portfolio adjustable rate loans;
- Sell fixed rate mortgage loans that conform to Federal National Mortgage Association guidelines when sales can be achieved on terms favorable to the Company;
- Lengthen the maturities of its liabilities when deemed cost effective through the utilization of Federal Home Loan Bank advances;
- Purchase mortgage-backed securities for the available for sale securities portfolio with cash flows that can be reinvested in higher earning instruments when interest rates rise; and
- Generally, maintain securities in the available for sale portfolio that are short term to offset the risk of long term fixed rate mortgage loans in a rising rate environment.

The following table shows the Company's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity or repricing maturity, and the instruments' fair values at December 31, 2001. Market risk sensitive instruments are generally defined as those instruments that can be adversely impacted by changes in market interest rates. The Company currently does not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments, but may do so in the future to mitigate interest rate risk. Expected maturities are contractual maturities adjusted for prepayments of principle. The Company uses certain assumptions to estimate fair values and expected maturities. For assets, expected maturities are based upon contractual maturity, call dates and projected repayments of principle. For interest earning assets, no prepayments are assumed. For interest bearing liabilities, negotiable order of withdrawal ("NOW") accounts, money market accounts, and similar interest bearing demand accounts are subject to immediate withdrawal or repricing and are therefore presented in the earliest period in the table.

Expected Maturity/Principal Repayment at December 31,

	2002	2003	2004	2005	2006	Total Thereafter	Book Value	Fair Value
				(Dollars in thousands)				
Interest-earning assets								
Mortgage loans	10,447	7,484	7,888	8,437	10,631	128,327	173,214	174,796
Home equity loans, second mortgage Loans, student loans, Other loans	23,251	11,198	9,184	7,792	6,553	25,773	83,751	87,145
Commercial loans, municipal loans	15,031	4,077	4,575	2,416	1,503	32,952	60,554	62,479
Investment securities available for sale	38,738	15,123	8,424	2,646	5,138	88,763	158,832	160,867
Interest-bearing liabilities								
NOW and other Transaction accounts	11,792	-	-	-	-	-	11,792	11,792
Money market and other savings Accounts	140,118	-	-	-	-	-	140,118	140,118
Certificates of Deposits	139,069	30,444	13,524	10,242	3,712	3,438	200,429	202,331
Federal Home Loan Bank of Pittsburgh advances	2,000	-	10,000	-	-	23,000	35,000	41,156

EDWARDS
SAUER &
OWENS

Certified Public Accountants &
Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
IBT Bancorp, Inc.
Irwin, Pennsylvania

We have audited the accompanying consolidated balance sheets of IBT Bancorp, Inc. (the Bancorp), and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IBT Bancorp, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Edwards Sauer & Owens

Pittsburgh, Pennsylvania
January 25, 2002

CONSOLIDATED BALANCE SHEETS

IBT BANCORP, INC. AND SUBSIDIARY

	December 31, 2001	December 31, 2000
ASSETS		
Cash and due from banks	$ 16,751,407	$ 12,877,327
Interest-bearing deposits in banks	7,373,528	4,740,068
Federal funds sold	1,094,000	4,129,000
Certificates of deposit	100,000	2,700,000
Securities available for sale	160,866,698	165,909,886
Federal Home Loan Bank stock, at cost	2,101,800	1,964,300
Loans, net of allowance for loan losses of $2,113,806 in 2001 and $1,919,327 in 2000	315,131,774	291,914,060
Premises and equipment, net	4,655,510	4,899,777
Other assets	15,969,430	7,245,015
Total Assets	$ 524,044,147	$ 496,379,433
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits		
Non-interest bearing	$ 70,121,716	$ 64,316,265
Interest-bearing	352,340,377	345,322,197
Total deposits	422,462,093	409,638,462
Repurchase agreements	11,207,072	9,022,190
Accrued interest and other liabilities	5,650,276	5,104,200
FHLB advances	35,000,000	28,000,000
Total liabilities	474,319,441	451,764,852
Stockholders' Equity		
Capital stock, par value $1.25, 50,000,000 shares authorized, 3,023,799 shares issued, 2,985,695 and 3,001,923 shares outstanding at December 31, 2001 and December 31, 2000, respectively	3,779,749	3,779,749
Surplus	2,073,102	2,073,102
Retained earnings	43,613,936	39,261,880
Accumulated other comprehensive income	1,342,672	189,326
	50,809,459	45,304,057
Less: Treasury stock, at cost	(1,084,753)	(689,476)
Total stockholders' equity	49,724,706	44,614,581
Total Liabilities and Stockholders' Equity	$ 524,044,147	$ 496,379,433

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

IBT BANCORP, INC. AND SUBSIDIARY

	Years ended December 31,		
	2001	2000	1999
Interest Income			
Loans, including fees	$ 24,320,407	$ 22,807,718	$ 19,999,321
Investment securities	10,337,309	10,578,510	9,231,496
Federal funds sold	527,021	400,886	499,811
Total interest income	35,184,737	33,787,114	29,730,628
Interest Expense			
Deposits	14,773,560	14,603,671	12,473,855
FHLB advances	1,833,212	1,586,859	974,405
Repurchase agreements	351,473	362,684	191,193
Federal funds purchased	-	34,354	4,135
Total interest expense	16,958,245	16,587,568	13,643,588
Net Interest Income	18,226,492	17,199,546	16,087,040
Provision for Loan Losses	500,000	300,000	300,000
Net Interest Income after Provision for Loan Losses	17,726,492	16,899,546	15,787,040
Other Income (Losses)			
Service fees	1,854,595	1,645,913	1,497,861
Investment security gains	452,890	-	53,194
Investment security losses	(60,792)	(106,974)	(29,687)
Debit card fees	520,393	401,080	266,079
Other income	1,241,736	1,006,422	976,619
Total other income	4,008,822	2,946,441	2,764,066
Other Expenses			
Salaries	4,359,468	4,084,817	3,566,947
Pension and other employee benefits	1,081,027	1,056,116	994,960
Occupancy expense	1,209,779	1,020,734	949,662
Data processing expense	750,896	588,193	535,108
ATM expense	398,986	383,935	348,414
Other expenses	3,484,000	3,047,492	2,837,870
Total other expenses	11,284,156	10,181,287	9,232,961
Income Before Income Taxes	10,451,158	9,664,700	9,318,145
Provision for Income Taxes	2,985,824	2,959,439	2,982,391
Net income	$ 7,465,334	$ 6,705,261	$ 6,335,754
Basic Earnings per Share	$ 2.49	$ 2.23	$ 2.10
Diluted Earnings per Share	$ 2.49	$ 2.23	$ 2.10

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY

IBT BANCORP, INC. AND SUBSIDIARY

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	Capital Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance at December 31, 1998	$ 3,779,749	$ 2,073,102	$ 31,401,922	$ 946,156	$ -	$ 38,200,929
Comprehensive Income						
Net income			6,335,754			6,335,754
Other comprehensive income, net of tax:						
Change in net unrealized holding gains on securities available for sale, net of deferred income tax benefit of $2,034,128				(3,948,601)		(3,948,601)
Reclassification adjustment, net of deferred income tax of $90,744				(176,151)		(176,151)
						(4,124,752)
Total Comprehensive Income						2,211,002
Cash dividends ($0.80)			(2,419,039)			(2,419,039)
Purchase of Treasury Stock					(87,612)	(87,612)
Balance at December 31, 1999	$ 3,779,749	$ 2,073,102	$ 35,318,637	$ (3,178,596)	$ (87,612)	$ 37,905,280

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY (CONTINUED)

IBT BANCORP, INC. AND SUBSIDIARY

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	Capital Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance at December 31, 1999	$ 3,779,749	$ 2,073,102	$ 35,318,637	$ (3,178,596)	$ (87,612)	$ 37,905,280
Comprehensive Income						
Net income			6,705,261			6,705,261
Other comprehensive income, net of tax:						
Change in net unrealized holding gains on securities available for sale, net of deferred income tax of $1,722,575				3,343,822		3,343,822
Reclassification adjustment, net of deferred income tax benefit of $12,415				24,100		24,100
						3,367,922
Total Comprehensive Income						10,073,183
Cash dividends ($0.92)			(2,762,018)			(2,762,018)
Purchase of Treasury Stock					(601,864)	(601,864)
Balance at December 31, 2000	$ 3,779,749	$ 2,073,102	$ 39,261,880	$ 189,326	$ (689,476)	$ 44,614,581

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY (CONTINUED)

IBT BANCORP, INC. AND SUBSIDIARY

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	Capital Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance at December 31, 2000	$ 3,779,749	$ 2,073,102	$ 39,261,880	$ 189,326	$ (689,476)	$ 44,614,581
Comprehensive Income						
Net income			7,465,334			7,465,334
Other comprehensive income, net of tax:						
Change in net unrealized holding gains on securities available for sale, net of deferred income tax of $1,034,101				1,450,626		1,450,626
Reclassification adjustment, net of deferred income tax of $153,144				(297,280)		(297,280)
						1,153,346
Total Comprehensive Income						8,618,680
Cash dividends ($1.04)			(3,113,278)			(3,113,278)
Purchase of Treasury Stock					(395,277)	(395,277)
Balance at December 31, 2001	$ 3,779,749	$ 2,073,102	$ 43,613,936	$ 1,342,672	$ (1,084,753)	$ 49,724,706

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

IBT BANCORP, INC. AND SUBSIDIARY

	Years ended December 31,		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 7,465,334	$ 6,705,261	$ 6,335,754
Adjustments to reconcile net cash from operating activities:			
Depreciation	607,993	528,335	499,068
Net amortization/accretion of premiums and discounts	102,482	(9,800)	20,934
Net investment security (gains) losses	(392,098)	106,974	(23,507)
Provision for loan losses	500,000	300,000	300,000
Increase (decrease) in cash due to changes in assets and liabilities:			
Other assets	(8,613,031)	(1,610,223)	(566,193)
Accrued interest and other liabilities	(48,024)	1,327,616	(102,823)
Net Cash (Used By) From Operating Activities	(377,344)	7,348,163	6,463,233
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of certificates of deposit	(2,606,400)	(2,700,000)	(3,000,000)
Proceeds from maturity of certificates of deposit	5,206,400	3,000,000	-
Proceeds from sales of securities available for sale	8,128,240	6,153,348	7,579,149
Proceeds from maturities of securities held to maturity	-	-	2,569,215
Proceeds from maturities of securities available for sale	98,681,479	12,000,998	50,293,783
Purchase of securities available for sale	(99,729,469)	(29,959,587)	(95,748,942)
Net loans made to customers	(23,829,098)	(31,821,372)	(22,530,641)
Purchases of premises and equipment	(363,726)	(699,410)	(348,637)
Purchase of Federal Home Loan Bank stock	(137,500)	-	(656,200)
Net Cash Used By Investing Activities	(14,650,074)	(44,026,023)	(61,842,273)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	12,823,631	40,957,977	12,297,347
Net increase in securities sold under agreements to repurchase	2,184,882	2,565,593	6,456,597
Net (decrease) increase in federal funds purchased	-	(7,000,000)	7,000,000
Dividends	(3,113,278)	(2,762,018)	(2,419,039)
Proceeds from FHLB advances	9,000,000	7,000,000	10,000,000
Repayment of FHLB advances	(2,000,000)	(1,000,000)	(2,000,000)
Purchase of treasury stock	(395,277)	(601,864)	(87,612)
Net Cash From Financing Activities	18,499,958	39,159,688	31,247,293
Net Change in Cash and Cash Equivalents	3,472,540	2,481,828	(24,131,747)
Cash and Cash Equivalents at Beginning of Year	21,746,395	19,264,567	43,396,314
Cash and Cash Equivalents at End of Year	$ 25,218,935	$ 21,746,395	$ 19,264,567

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

IBT BANCORP, INC. AND SUBSIDIARY

	Years Ended December 31,		
	2001	2000	1999
SUPPLEMENTAL DISCLOSURES			
Cash payments for:			
Interest	$ 18,089,680	$ 15,052,496	$ 13,736,652
Income taxes	$ 3,003,600	$ 2,904,000	$ 2,987,643
NON CASH TRANSACTIONS			
Recorded unrealized gains (losses) on securities available for sale at December 31	$ 2,034,303	$ 286,857	$ (4,816,056)
Deferred income taxes (benefit) on recorded unrealized gains (losses) on securities available for sale at December 31	$ 691,631	$ 97,531	$ (1,637,460)
Loans transferred to foreclosed real estate during the year	$ 432,376	$ 320,992	$ 211,410
Recorded nonmonetary gain on securities available for sale at December 31	$ 81,092	$ -	$ -
Recorded increase in cash surrender value of life insurance policies	$ 31,161	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: IBT Bancorp, Inc. (the Bancorp), is a bank holding company whose principal activity is the ownership and management of its wholly owned subsidiary, Irwin Bank and Trust Company (the Bank). The Bank is a full service state chartered commercial banking institution and provides a variety of financial services to individuals and corporate customers through its five branch offices, a loan center, five supermarket branches and main office located in Southwestern Pennsylvania. The Bank's primary deposit products are non-interest and interest-bearing checking accounts, savings accounts and certificates of deposit. Its primary lending products are single-family and multi-family residential loans, installment loans and commercial loans.

Principles of Consolidation: The consolidated financial statements include the accounts of the Bancorp and the Bank. All significant intercompany accounts have been eliminated in the consolidation.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and foreclosed real estate, management obtains independent appraisals for significant properties.

Investment Securities: All investments in debt and equity securities are to be classified into three categories. Securities which management has positive intent and ability to hold until maturity are classified as held to maturity. Securities held to maturity are stated at cost, adjusted for amortization of premium and accretion of discount computed on a level yield basis. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. All other securities are classified as available for sale securities. Unrealized holding gains and losses for trading securities are included in earnings. Unrealized holding gains and losses for available for sale securities are excluded from earnings and reported net of income taxes as a separate component of stockholders' equity until realized. At this time, management has no intention of establishing a trading securities classification.

Interest and dividends on securities are reported as interest income. Gains and losses realized on sales of securities represent the differences between net proceeds and carrying values determined by the specific identification method.

Advertising Costs: Advertising costs are expensed as incurred. Advertising expense totaled $340,513 for 2001, $301,686 for 2000 and $313,421 for 1999.

Loans and Allowance for Loan Losses: Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees.

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

The allowance for loan losses is maintained at a level which, in management's judgement, is adequate to absorb potential losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans generally are determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Loans are placed on nonaccrual status when they are 90 days past due, unless they are adequately collateralized and in the process of collection.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation computed on both the straight-line and accelerated methods over the estimated useful lives of the assets. Costs for maintenance and repairs are expensed currently. Cost of major additions or improvements are capitalized.

Other Real Estate Owned (OREO): Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

Income Taxes: The Bancorp uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The Bancorp files consolidated Federal income tax returns with its subsidiary.

Earnings per Share: Earnings per share are calculated on the basis of the weighted average number of shares outstanding. The weighted average shares outstanding was 2,993,693, 3,003,334 and 3,023,770 for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Equivalents: For purposes of the Statements of Cash Flows, the Bancorp considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Bancorp considers all cash and amounts due from depository institutions, interest-bearing deposits in other banks, except certificates of deposit with maturities of more than three months, and federal funds sold to be cash equivalents for purposes of the statements of cash flows.

Reclassification of Prior Year's Statements: Certain previously reported items have been reclassified to conform to the current year's classifications. The reclassifications have no effect on total assets, total liabilities and stockholders' equity, or net income.

NOTE 2 -- INVESTMENT SECURITIES

Investment securities available for sale consist of the following:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Obligations of U.S. Government Agencies	$ 61,214,870	$ 1,380,083	$ (50,859)	$ 62,544,094
Obligations of State and political sub-divisions	31,530,177	510,233	(196,927)	31,843,483
Mortgage-backed securities	55,151,710	502,991	(128,591)	55,526,110
Other securities	700,745	38,458	-	739,203
Equity securities	10,234,892	69,873	(90,957)	10,213,808
	$ 158,832,394	$ 2,501,638	$ (467,334)	$ 160,866,698

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Obligations of U.S. Government Agencies	$ 97,470,750	$ 340,966	$ -	$ 97,811,716
Obligations of State and political sub-divisions	18,505,643	404,526	-	18,910,169
Mortgage-backed securities	44,679,971	-	(548,183)	44,131,788
Other securities	817,265	5,562	(2,200)	820,627
Equity securities	4,149,400	86,186	-	4,235,586
	$ 165,623,029	$ 837,240	$ (550,383)	$ 165,909,886

NOTE 2 -- INVESTMENT SECURITIES (CONTINUED)

Gross realized gains and losses on calls and sales of available-for-sale securities were:

	Years Ended December 31,		
	2001	2000	1999
Gross realized gains:			
U.S. Treasury securities	$ -	$ -	$ 21,143
Obligations of U.S. Government Agencies	358,639	-	9,790
Obligations of state and political sub-divisions	5,348	-	-
Mortgage-backed securities	606	-	22,261
Equity securities	88,297	-	-
	$ 452,890	$ -	$ 53,194
Gross realized losses:			
Obligations of U.S. Government Agencies	$ 2,616	$ 106,974	$ 29,687
Mortgage-backed securities	58,176	-	-
	$ 60,792	$ 106,974	$ 29,687

The amortized cost and estimated market value of the investment securities available for sale at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers have the right to call or prepay obligations with or without call or prepayment penalties.

The amortized cost and estimated market value of the investment securities available for sale at December 31, 2001 are as follows:

	Amortized Cost	Market Value
Due in one year or less	$ 7,000,000	$ 7,075,340
Due after one year through five years	32,949,485	33,621,669
Due after five years through ten years	21,058,289	21,681,133
Due after ten years, includes equity securities	97,824,620	98,488,556
	$ 158,832,394	$ 160,866,698

NOTE 2 -- INVESTMENT SECURITIES (CONTINUED)

As a member of the Federal Home Loan Bank of Pittsburgh (FHLB), the Bank is required to maintain a minimum amount of FHLB stock. The minimum amount is calculated based on level of assets, residential real estate loans and outstanding FHLB advances. The Bank held $2,101,800 and $1,964,300 of FHLB stock at December 31, 2001 and 2000.

NOTE 3 -- LOANS

Major classifications of loans are as follows:

	December 31, 2001	December 31, 2000
Mortgage	$ 173,213,532	$ 152,752,889
Home equity credit	11,001,475	10,067,310
Installment	64,053,168	65,326,867
Commercial	55,185,161	52,675,603
PHEAA	6,949,783	6,631,715
Municipal	5,368,664	5,945,048
Credit cards	31,940	-
Other	1,715,479	611,416
	317,519,202	294,010,848
Less:		
Allowance for loan losses	2,113,806	1,919,327
Deferred loan fees	273,622	177,461
	$ 315,131,774	$ 291,914,060

The total recorded investment in impaired loans amounted to $1,026,975 at December 31, 2001 and $0 at December 31, 2000. The allowance for loan losses related to impaired loans amounted to $154,069 and $0 at December 31, 2001 and 2000, respectively.

Changes in the allowance for loan losses were as follows:

	Years Ended December 31, 2001	2000	1999
Balance, beginning of year	$ 1,919,327	$ 2,365,874	$ 2,228,214
Provision charged to operations	500,000	300,000	300,000
Loans charged off	(344,909)	(767,486)	(175,436)
Recoveries	39,388	20,939	13,096
Balance, end of year	$ 2,113,806	$ 1,919,327	$ 2,365,874

NOTE 4 -- PREMISES AND EQUIPMENT

Premises and equipment which are stated at cost are as follows:

	December 31,	
	2001	2000
Land	$ 450,466	$ 450,466
Buildings and improvements	5,053,222	5,053,222
Furniture and equipment	5,144,515	4,780,789
	10,648,203	10,284,477
Less: Accumulated depreciation	5,992,693	5,384,700
	$ 4,655,510	$ 4,899,777

Depreciation expense was $607,993 in 2001, $528,335 in 2000 and $499,068 in 1999.

Eight of the Bank's commercial branch office buildings and/or land and the Bank's trust division office are leased by the Bank. These leases have initial terms of 1 to 20 years, and all contain renewal options for additional years.

The following is a summary of the future minimum lease payments under these operating leases:

For the year ended December 31,

2002	$ 184,805
2003	184,662
2004	178,470
2005	132,135
2006	70,285
2007 and thereafter	476,252
	$ 1,226,609

Rental expense under these operating leases was $178,437, $149,043 and $130,780 for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 5 -- JOINT VENTURES

In 2000, the Bancorp formed a new subsidiary, IB&T Financial Services, LLC. The newly formed subsidiary commenced operations in June 2000 and offers a full range of investment products and insurance services to customers and the general public. The Bancorp owns fifty percent of the newly formed company and is accounting for its investment using the equity method. As of December 31, 2000, the corporate joint venture is reflected in the other assets section of the balance sheet at $49,270 which represents the Bancorp's cost in the amount of $125,000 less equity in the undistributed net losses during the year of $75,730. During 2001, the corporate joint venture was terminated and the corporation was dissolved. The Bancorp received a distribution of $21,799 as part of the dissolution.

Also in 2000, the Bancorp formed a new partnership, T.A. of Irwin, L.P. This newly formed partnership commenced operations in October 2000 and provides title insurance to the general public. The Bancorp's capital contribution was $13,231 representing an 85% limited partnership interest. The Bancorp is using the equity method to account for its investment in the partnership. As of December 31, 2001 and 2000 the partnership is reflected in the other assets section of the balance sheet at $53,704 and $8,876.

NOTE 6 -- BANK OWNED LIFE INSURANCE

In 2001, the Bank purchased single premium life insurance policies on officers of the Bank at a cost of $10,000,000. At December 31, 2001, the cash surrender value of these policies was $10,031,160 and is included in the other assets section of the balance sheet. The increase in cash surrender value of these policies is recorded as other non-interest income.

NOTE 7 -- DEPOSITS

Time deposits maturing in years ending December 31, as of December 31, 2001 are summarized as follows:

2002	$	138,623,075
2003		30,444,149
2004		13,524,284
2005		10,241,929
2006 and thereafter		7,242,617
	$	200,076,054

The Bank held related party deposits of approximately $3,166,000 and $3,272,000 at December 31, 2001 and 2000, respectively.

The Bank held time deposits that exceeded $100,000 of $35,499,455 and $36,942,793 at December 31, 2001 and 2000, respectively.

NOTE 8 -- REPURCHASE AGREEMENT

The Bank offers its corporate customers an investment product fashioned in the form of a repurchase agreement. Under the terms of the agreement, deposits in designated demand accounts of the customer are put into an investment vehicle which is used daily to purchase an interest in designated U.S. Government or Agencies' securities owned by the Bank. The Bank in turn agrees to repurchase these investments on a daily basis and pay the customer the daily interest earned on them. The amount of repurchase agreements was $11,207,072 and $9,022,190 at December 31, 2001 and 2000, respectively.

NOTE 9 -- PLEDGED ASSETS

At December 31, 2001 and 2000, U.S. Government obligations carried at approximately $35,250,000 and $37,000,000, respectively, were pledged to qualify for fiduciary powers, to secure public monies and for other purposes required or permitted by law. At December 31, 2001 and 2000, the carrying amount of securities pledged to secure repurchase agreements was approximately $17,000,000 and $14,000,000, respectively.

NOTE 10 -- INCOME TAXES

The provision for income taxes consists of:

	Years Ended December 31,		
	2001	2000	1999
Currently payable	$ 3,072,885	$ 2,815,429	$ 3,012,368
Deferred tax (benefit)	(87,061)	144,010	(29,977)
Total	$ 2,985,824	$ 2,959,439	$ 2,982,391

The significant components of temporary differences for 2001, 2000 and 1999 are as follows:

	Years Ended December 31,		
	2001	2000	1999
Provision for loan losses	$ (86,543)	$ 151,347	$ (46,906)
Depreciation	(30,397)	(12,665)	(5,387)
Valuation allowance	-	550	553
Pension	37,532	20,168	38,301
Deferred loan fees	(32,695)	(10,689)	(722)
Other	25,042	(4,701)	(15,816)
Total	$ (87,061)	$ 144,010	$ (29,977)

NOTE 10 -- INCOME TAXES (CONTINUED)

A reconciliation of the federal statutory tax rate to the effective tax rate applicable to income before income taxes is as follows:

	Years Ended December 31, % of Pretax Income		
	2001	2000	1999
Provision at statutory rate	34.0 %	34.0 %	34.0 %
Effect of tax free income	(4.3)	(3.1)	(2.0)
Other	(1.2)	(0.3)	-
Effective tax rate	28.5 %	30.6 %	32.0 %

The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of December 31, 2001 and 2000 are as follows:

	2001 Deferred Tax		2000 Deferred Tax	
	Assets	Liabilities	Assets	Liabilities
Provision for loan losses	$ 534,922	$ -	$ 448,858	$ -
Depreciation	-	126,131	-	156,528
Pension expense	-	94,039	-	56,506
Other	190,709	-	183,056	-
SFAS 115	-	691,631	-	97,531
	$ 725,631	$ 911,801	$ 631,914	$ 310,565

NOTE 11 -- FHLB ADVANCES

At December 31, 2001 and 2000, the Bank had the following advances from the Federal Home Loan Bank (FHLB).

2001	2000	Interest Rate	Maturity Date
$ -	$ 2,000,000	5.88% Fixed	March 13, 2001
10,000,000	10,000,000	5.86% Fixed w/Strike Rate	July 22, 2004
5,000,000	5,000,000	5.63% Fixed to Float	July 21, 2008
5,000,000	5,000,000	4.86% Fixed to Float	October 23, 2008
-	2,000,000	7.09% Fixed	August 28, 2001
2,000,000	2,000,000	7.01% Fixed	August 8, 2002
-	2,000,000	6.83% Fixed	March 8, 2001
4,000,000	-	5.18% Fixed w/Strike Rate	February 23, 2011
4,000,000	-	4.98% Fixed to Float	March 23, 2011
5,000,000	-	4.947% Fixed w/Strike Rate	August 29, 2011
$ 35,000,000	$ 28,000,000		

Interest only is payable until maturity on all FHLB advances. Collateral for all advances includes all qualifying mortgages.

The Bank had maximum borrowing capacity with FHLB of approximately $245,229,000 and $216,665,000 at December 31, 2001 and 2000, respectively.

NOTE 12 -- EMPLOYEE BENEFIT PLANS

The Bank maintained one non-contributory defined benefit pension plan for its employees prior to 1995 (Plan #1). In 1995, various plan assumptions were changed which resulted in a reduction in benefits for older and long-standing employees. To compensate for this, a supplemental non-qualified plan was installed for those employees so affected (Plan #2). The Bank's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes for Plan #1. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Assets for the plans are primarily invested in U.S. Government obligations, corporate obligations and equity securities whose valuations are subject to fluctuations of the securities' market.

The actuarial measurement period of October 15, through October 14, was used to determine the components of the net periodic pension cost and the financial disclosures for both plans. The actuarial measurement date of October 15 was used in determining the plans' liabilities and asset information. The following is a combined summary of the plans' components as of December 31, 2001, 2000 and 1999, even though the information has been compiled on the basis of the actuarial measurement period.

	2001	2000	1999
Change in Projected Benefit Obligation:			
Benefit obligation at beginning of year	$ 1,840,408	$ 1,765,691	$ 2,279,047
Service cost	151,433	150,403	180,192
Interest cost	141,430	122,204	158,453
Actuarial loss due to settlement	-	-	128,760
Benefits paid	(68,612)	(75,139)	(19,100)
Plan settlement	-	-	(840,928)
Other – net	188,917	(122,751)	(120,733)
Benefit obligation at end of year	$ 2,253,576	$ 1,840,408	$ 1,765,691
Change in Fair Value of Plan Assets:			
Plan assets at estimated fair value at beginning of year	$ 2,215,142	$ 2,016,241	$ 2,510,141
Actual return on plan assets, net of expenses	4,280	105,065	177,449
Plan settlement	-	-	(840,928)
Benefits paid	(68,612)	(75,139)	(19,100)
Employer contributions	199,434	168,975	188,679
Fair value of plan assets at end of year	$ 2,350,244	$ 2,215,142	$ 2,016,241
Funded status	$ 96,668	$ 374,734	$ 250,550
Unrecognized net loss from actuarial experience	377,432	27,502	149,953
Unrecognized prior service cost	(220,224)	(238,486)	(256,748)
Unamortized net asset existing at date of adoption of SFAS No. 87	(35,271)	(39,369)	(73,879)
Settlement	-	-	(17,717)
Prepaid pension cost	$ 218,605	$ 124,381	$ 52,159

NOTE 12 -- EMPLOYEE BENEFIT PLANS (CONTINUED)

Net pension expense included the following components:

	Years Ended December 31,		
	2001	2000	1999
Service cost - benefits earned during the period	$ 151,433	$ 150,403	$ 180,192
Interest cost on projected benefit obligation	141,430	122,204	158,453
Actual return on plan assets, net of expenses	(4,280)	(105,065)	(177,449)
Net amortization and deferral	(183,373)	(70,789)	(33,025)
Net periodic pension cost	$ 105,210	$ 96,753	$ 128,171

The projected benefit obligation for Plan #1 was determined using an assumed discount rate of 7.25% for 2001, 7.75% for 2000 and 7.0% for 1999 and an expected rate of increase in compensation using a graded scale ranging from 3.5% to 5.5%. The projected benefit obligation for Plan #2 was determined using an assumed discount rate of 7.0% and an expected rate of increase in compensation of 3.5% for 2001, 2000 and 1999. For both plans, the assumed rate of return on the plans' investment earnings was 7.0% for 2001, 2000 and 1999.

In the months of December 2001, 2000 and 1999, the Bank contributed $219,868, $199,434 and $168,975, respectively, to the plans subsequent to the actuarial measurement dates of October 15, 2001, 2000 and 1999. Because these employer contributions were paid after the actuarial measurement period ended, the Bank's prepaid pension cost at December 31, 2001, 2000 and 1999 is $406,868, $301,896, and $200,977, respectively.

The Bank also maintains non-qualified deferred compensation plans for certain directors, which are generally funded by life insurance, the premiums of which have been paid for by the Bank. The present value of these benefits to be paid under the programs is being accrued over the estimated remaining service period of the participants. The liability for these future obligations was $461,618 and $453,806 at December 31, 2001 and 2000, respectively.

In addition, the Bank maintains a qualified 401(k) - deferred compensation plan for eligible employees. The plan is designed to provide a predetermined matching contribution by the Bank based on compensation deferrals by participants in the plan. The Bank contributions, including administrative fees, for 2001, 2000 and 1999 amounted to $53,404, $49,526 and $42,228, respectively.

NOTE 13 -- COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are various outstanding commitments and certain contingent liabilities which are not reflected in the accompanying financial statements. These commitments and contingent liabilities represent financial instruments with off-balance-sheet risk. The contract or notional amounts of those instruments were comprised of commitments to extend credit approximating $73,406,000 and $58,436,000, as of December 31, 2001 and 2000, respectively, and approximate fair value.

NOTE 13 -- COMMITMENTS AND CONTINGENCIES (CONTINUED)

The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The same credit policies are used in making commitments and conditional obligations as for on-balance-sheet instruments. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the counterparty. The terms are typically for a one year period, with an annual renewal option subject to prior approval by management.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised primarily of available commercial and personal lines of credit.

The exposure to loss under these commitments is limited by subjecting them to credit approval and monitoring procedures. Substantially all of the commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of the loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for loan losses. Since many of the commitments are expected to expire without being drawn upon, the total contractual amounts do not necessarily represent future funding requirements.

The Bancorp and Bank are involved in various legal actions from normal business activities. Management believes that the liability, if any, arising from such actions will not have a material adverse effect on the financial position of the Bancorp and Bank.

NOTE 14 -- RELATED-PARTY TRANSACTIONS

At December 31, 2001 and 2000, certain officers and directors of the Bancorp and the Bank, and companies in which they have beneficial ownership, were indebted to the Bank in the aggregate amount of approximately $5,010,000 and $5,185,000, respectively. During 2001, new loans to such related parties were approximately $1,616,000 and repayments approximated $1,791,000.

NOTE 15 -- CONCENTRATION OF CREDIT

The Bank primarily grants loans to customers in Western Pennsylvania, and maintains a diversified loan portfolio and the ability of its debtors to honor their contracts is not substantially dependent on any particular economic business sector. A substantial portion of the Bank's investments in municipal securities are obligations of state or political subdivisions located within Pennsylvania. As a whole, the Bank's loan and investment portfolios could be affected by the general economic conditions of Pennsylvania. In addition, at December 31, 2001 and 2000, a significant portion of the Bank's "due from banks" and "federal funds sold" is maintained with two large financial institutions located in Southwestern Pennsylvania. The Bank maintains a cash balance and federal funds sold at financial institutions that exceed the $100,000 amount that is insured by the FDIC. Amounts in excess of insured limits, per the institutions' records, were approximately $8,993,000 and $12,341,000 at December 31, 2001 and 2000, respectively.

NOTE 16 -- DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and cash equivalents: The carrying amount is a reasonable estimate of fair value.

Certificates of deposit: The carrying amounts of these short term investments approximate their fair value.

Investment securities: The fair value of securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Federal Home Loan Bank stock: The carrying value of the FHLB stock is a reasonable estimate of fair value due to restrictions on the securities.

Loans receivable: For certain homogeneous categories of loans, fair value is estimated using the quoted market prices for securities backed by similar loans adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers for the same remaining maturities.

Deposit liabilities: The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Short-term borrowings: The carrying amounts of federal funds purchased and borrowings under repurchase agreements are short-term borrowings and approximate their fair values.

FHLB advances: The fair value of FHLB advances was determined using a discounted cash flow analysis based on current FHLB advance rates for advances with similar maturities.

The estimated fair value of the Bancorp's financial instruments as of December 31, 2001 are as follows:

	Carrying Amount	Fair Value
Financial Assets:		
Cash and cash equivalents	$ 25,218,935	$ 25,218,935
Certificates of deposit	$ 100,000	$ 100,000
Investment securities	$ 160,866,698	$ 160,866,698
Federal Home Loan Bank stock	$ 2,101,800	$ 2,101,800
Loans receivable	$ 315,131,774	$ 324,419,774
Financial liabilities:		
Deposits	$ 422,462,093	$ 424,363,093
Short term borrowings	$ 11,207,072	$ 11,207,072
FHLB advances	$ 35,000,000	$ 41,156,000

The market values of investments, which are based upon quoted market prices, are contained in Note 2.

NOTE 17 -- REGULATORY MATTERS

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Bancorp. The Pennsylvania Banking Code restricts the payment of dividends, generally to the extent of its retained earnings.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, as set forth below, of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2001 and 2000, that the Bank meets all capital adequacy requirements to which it is subjected.

The Bank's actual capital ratios as of December 31, 2001 and 2000, the minimum ratios required for capital adequacy purposes, and the ratios required to be considered well capitalized under the Federal Deposit Insurance Corporation Improvement Act of 1991 provisions are as follows:

	December 31,		Minimum Capital	Well Capitalized
	2001	2000	Requirements	Requirements
Risk-based capital ratio	15.8%	16.3%	8.0%	10.0% or higher
Leverage capital ratio	9.0%	9.0%	3.0% to 4.0%	5.0% or higher
Tier 1 risk-based capital ratio	15.1%	15.6%	4.0%	6.0% or higher

Included in cash and due from banks are required federal reserves of $3,886,000 and $3,126,000 at December 31, 2001 and 2000, respectively, for facilitating the implementation of monetary policy by the Federal Reserve System. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These reserves are held in the form of due from banks.

NOTE 18 -- STOCK OPTION PLAN

In 2000, the stockholders approved the 2000 Stock Option Plan. Under the terms of the plan, officers, directors, key employees and other persons may be granted options to purchase the company's common stock at no less than 100% of the fair market value of the common stock on the date the option is granted. The Option Plan provides for a term of ten years, after which no awards may be made. Options constitute both Incentive Stock Options or Non-Incentive Stock Options. Options granted to non-employee directors are immediately exercisable and options granted to employees generally vest over three years. Options granted to both non-employee directors and employees have a maximum term of 10 years.

At December 31, 2001 and 2000 a total of 300,000 shares were reserved for future issuance under the plan. In May 2000, 61,000 stock options were granted under this plan at an exercise price of $24.50 per share. In May 2001, 33,000 additional stock options were granted under the 2000 Stock Option Plan at an exercise price of $23.00 per share. As of December 31, 2001, 94,000 stock options have been granted, of which, 41,333 are exercisable; 32,333 at $24.50 per share and 9,000 at $23.00 per share.

NOTE 18 -- STOCK OPTION PLAN (CONTINUED)

A summary of the status of the Bank's stock option plan is presented below:

	December 31,					
	2001			2000		
	Shares		Weighted Average Exercise Price	Shares		Weighted Average Exercise Price
Outstanding at beginning of year	61,000	$	24.50	-		-
Granted	33,000	$	23.00	61,000	$	24.50
Expired/forfeited	-		-	-		-
Exercised	-		-	-		-
Outstanding at December 31,	94,000	$	23.97	61,000	$	24.50
Exercisable at December 31,	41,333	$	24.17	18,000	$	24.50

The options outstanding at December 31, 2001 and 2000 had a weighted-average contractual maturity of 9.375 and 8.375 years, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	December 31,	
	2001	2000
Dividend yield	3.59%	4.57%
Expected life	7 years	7 years
Expected volatility	18%	27%
Risk-free interest rate	4.95%	5.10%

The Bank accounts for stock options in accordance with Accounting Principles Board Opinion No. 25. Had the Bank determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Bank's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

	Years ended December 31,	
	2001	2000
Net income:		
As reported	$7,465,334	$6,705,261
Pro Forma	$7,351,115	$6,667,136
Net income per share:		
Basic and Diluted as reported	$2.49	$2.23
Basic and Diluted Pro Forma	$2.45	$2.22

Weighted-average number of shares outstanding assuming dilution of exercised stock options using the treasury stock method was 2,994,088, 3,003,334 and 3,023,770 for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 19 -- TREASURY STOCK

In 2001 and 2000, the Bancorp repurchased 16,228 and 19,251 shares of its stock for $395,277 and $601,864, respectively, and is being held as treasury stock.

NOTE 20 -- RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations". This statement addresses financial accounting and reporting for business combinations. This statement requires all business combinations in the scope of this statement to be accounted for using the Purchase Method, thereby, eliminating the Pooling Method of accounting for business combinations. Is also requires recognizing intangible assets separately from goodwill. In addition, it requires certain disclosures concerning the reason for the combination and the methodology of allocating the purchase price to assets acquired and liabilities assumed. This statement is effective for all business combinations initiated after June 30, 2001, and applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. This statement has no current impact on the Bank.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets. The statement is effective for fiscal years beginning after December 15, 2001. Management does not believe the statement will have a material impact on the Bank or its operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It eliminates the exception to consolidating a subsidiary for which control is likely to be temporary and addresses the accounting for a segment of a business accounted for as a discontinued operation. The statement is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. Management does not believe the statement will have a material impact on the Bank or its operations.

NOTE 21 -- PARENT COMPANY FINANCIAL INFORMATION

The condensed financial information for IBT Bancorp, Inc. as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999 is as follows:

BALANCE SHEETS

	December 31	
	2001	2000
ASSETS		
Cash in bank	$ 245,690	$ 3,482
Investment in subsidiary	48,787,607	43,894,268
Securities available for sale	436,935	457,851
Other assets	275,338	279,780
Total Assets	$ 49,745,570	$ 44,635,381
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities	$ 20,864	$ 20,800
Stockholders' Equity	49,724,706	44,614,581
Total Liabilities and Stockholders' Equity	$ 49,745,570	$ 44,635,381

STATEMENTS OF INCOME

	Years Ended December 31,		
	2001	2000	1999
Income			
Dividends from subsidiary	$ 3,650,000	$ 3,325,000	$ 2,500,000
Other dividends	16,978	14,141	33,586
Investment security gains	88,297	-	-
Income from joint ventures	102,124	-	-
Expenses			
Professional fees	87,923	76,676	84,781
Loss on joint ventures	27,471	80,085	-
Miscellaneous	16,880	18,271	16,786
Income Before Income Taxes and Equity in Undistributed Earnings of Subsidiary	3,725,125	3,164,109	2,432,019
Equity in Undistributed Earnings of Subsidiary	3,740,209	3,541,152	3,903,735
Net Income	$ 7,465,334	$ 6,705,261	$ 6,335,754

NOTE 21 -- PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)

STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 7,465,334	$ 6,705,261	$ 6,335,754
Adjustments to reconcile net income to net cash provided by operating activities:			
Net undistributed earnings of joint ventures	(74,652)	-	-
Investment security gains	(88,297)	-	-
Decrease in cash due to changes in assets and liabilities:			
Equity in undistributed earnings of subsidiary	(3,740,209)	(3,541,152)	(3,903,735)
Other assets	-	(58,146)	-
Net Cash From Operating Activities	3,562,176	3,105,963	2,432,019
CASH FLOWS FROM INVESTING ACTIVITIES			
Distributions from joint ventures	79,095	-	-
Proceeds from sale of securities available for sale	478,554	260,631	74,773
Purchase of securities available for sale	(369,062)	-	-
Net Cash From Investing Activities	188,587	260,631	74,773
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid	(3,113,278)	(2,762,018)	(2,419,039)
Purchase of Treasury Stock	(395,277)	(601,864)	(87,612)
Net Cash Used by Financing Activities	(3,508,555)	(3,363,882)	(2,506,651)
Net Change in Cash and Cash Equivalents	242,208	2,712	141
Cash and Cash Equivalents at Beginning of Year	3,482	770	629
Cash and Cash Equivalents at End of Year	$ 245,690	$ 3,482	$ 770

NOTE 22 -- CONDENSED CONSOLIDATED SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

	Quarters ended 2001			
	March 31	June 30	September 30	December 31
Interest income	$ 8,871,456	$ 8,885,862	$ 8,864,164	$ 8,563,255
Interest expense	4,470,686	4,426,058	4,237,634	3,823,867
Net interest income	4,400,770	4,459,804	4,626,530	4,739,388
Provision for loan losses	75,000	100,000	90,000	235,000
Non-interest income	799,414	1,026,347	1,041,765	1,141,282
Non-interest expense	2,600,794	2,776,724	2,785,829	3,120,808
Income before income taxes	2,524,390	2,609,427	2,792,466	2,524,862
Income tax expense	759,238	726,053	808,084	692,449
Net income	$ 1,765,152	$ 1,883,374	$ 1,984,382	$ 1,832,413
Net income per Share of Capital Stock	$ 0.59	$ 0.63	$ 0.66	$ 0.61

	Quarters ended 2000			
	March 31	June 30	September 30	December 31
Interest income	$ 7,908,984	$ 8,265,275	$ 8,628,150	$ 8,984,705
Interest expense	3,638,514	3,865,929	4,318,206	4,764,919
Net interest income	4,270,470	4,399,346	4,309,944	4,219,786
Provision for loan losses	75,000	75,000	75,000	75,000
Non-interest income	669,086	742,258	764,567	770,530
Non-interest expense	2,431,387	2,605,445	2,529,051	2,615,404
Income before income taxes	2,433,169	2,461,159	2,470,460	2,299,912
Income tax expense	781,192	804,911	740,248	633,088
Net income	$ 1,651,977	$ 1,656,248	$ 1,730,212	$ 1,666,824
Net income per Share of Capital Stock	$ 0.55	$ 0.55	$ 0.58	$ 0.55

IBT BANCORP, INC. CORPORATE PROFILE

IBT Bancorp, Inc. (the "Company"), a Pennsylvania corporation, is the bank holding company for Irwin Bank & Trust Company ("Irwin Bank"). Irwin Bank is the principal subsidiary of the Company.

Irwin Bank & Trust Company was incorporated in 1922 under the laws of Pennsylvania as a commercial bank. The Bank is headquartered in Irwin, Pennsylvania and conducts business through 6 full service branches, 5 supermarket branches, a loan office and a trust office, in the Pennsylvania counties of Westmoreland and Allegheny. Irwin Bank is a diversified financial services institution providing a broad range of deposits, commercial and retail banking services, aswell as trust services to consumers and businesses. Deposits in Irwin Bank are insured by the Federal Deposit Insurance Corporation to applicable limits.

Stock Market Information

The Company's common stock is listed on the OTC Bulletin Board under the symbol "IBTB". As of March 01, 2002, IBT Bancorp, Inc. had approximately 647 shareholders of record and 2,985,695 shares of common stock issued and outstanding. The number of shareholders does not reflect persons or entities who hold their stock in nominee or "street" name through various brokerage firms.

The following table sets forth high and low bid prices per share for the common stock for the calendar quarters indicated, based upon information obtained from the OTC Bulletin Board. All such bid prices reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

	Price Range		Cash Dividends
	High ($)	Low ($)	Declared Per Share ($)
2000			
First Quarter	33.50	24.00	.23
Second Quarter	27.00	21.50	.23
Third Quarter	22.25	20.00	.23
Fourth Quarter	22.25	20.13	.23
2001			
First Quarter	22.25	20.13	.26
Second Quarter	25.00	21.37	.26
Third Quarter	26.50	24.55	.26
Fourth Quarter	29.00	25.10	.26

The ability of the Company to pay dividends is dependent upon the ability of Irwin Bank to pay dividends to the Company. Because Irwin Bank is a depository institution insured by the FDIC it may not pay dividends or distribute capital assets if it is in default on any assessment due the FDIC.

Additionally, Irwin Bank is also subject to certain state banking regulations. Under Federal Reserve policy, the Company is required to maintain adequate regulatory capital and is expected to act as a source of financial strength to Irwin Bank and to commit resources to support Irwin Bank in circumstances where it might not do so absent such a policy. This policy could have the effect of reducing the amount of dividends declarable by the Company.

Annual Shareholders Meeting

The Annual Meeting of Shareholders of IBT Bancorp, Inc. will be held on Tuesday, April 16, 2002 at 2:00 p.m. at the Irwin Masonic Hall, located at 417 Main Street, Irwin, Pennsylvania.

Form 10-K

The Annual Report for the year ended December 31, 2001 filed with the Securities & Exchange Commission on Form 10-K, is available without charge upon written request. For a copy of the Form 10-K, please contact: Charles G. Urtin, President and Chief Executive Officer, IBT Bancorp, Inc., 309 Main Street, Irwin, PA 15642.

Transfer Agent

Registrar and Transfer Company
Investor Relations
10 Commerce Drive
Cranford, New Jersey 07016-3572
1-800-368-5948

Independent Auditors

Edwards Sauer & Owens
500 Warner Centre
Pittsburgh, Pennsylvania 15222

Market Makers

E. E. Powell & Company
Mark Ingold
1100 Gulf Tower
Pittsburgh, PA 15219
1-800-282-1940

Gruntal & Co., LC
Brian Jacobelli
Liberty Center
Suite 900
1001 Liberty Avenue
Pittsburgh, PA 15222
1-800-223-8162

Special Counsel

Malizia Spidi & Fisch, PC
1100 New York Avenue, NW
Suite 340 West
Washington, D.C. 20005

Stock Listing

OTC Bulletin Board
Under the Symbol "IBTB"

IRWIN BANK & TRUST COMPANY LOCATIONS

Corporate Office
309 Main Street
Irwin, PA 15642
724-863-3100

Loan Center
319 Main Street
Irwin, PA 15642
724-863-3100

Penn Township
4021 Route 130
Irwin, PA 15642
724-744-2176

Monroeville
Haymaker Village
4580 Broadway Blvd.
Monroeville, PA 15146
412-858-4450

Monroeville
Irwin Bank Extra – Scozio's Shop N' Save
Haymaker Village
4848 Broadway Blvd.
Monroeville, PA 15146
412-856-5330

Irwin-North Huntingdon
Irwin Bank Extra – Scozio's Shop N' Save
Norwin Hills Shopping Center
8775 Norwin Avenue
North Huntingdon, PA 15642
724-861-8701

Route 30
9570 Route 30
Irwin, PA 15642
724-863-2510

Pitcairn
512 Broadway Blvd.
Pitcairn, PA 15140
412-372-3838

White Oak
Oak Park Mall
2003 Lincoln Way
White Oak, PA 15131
412-678-3000

White Oak
Irwin Bank Extra – Scozio's Shop N' Save
Oak Park Mall
2001 Lincoln Way
White Oak, PA 15131
412-664-0984

Ft. Allen
Irwin Bank Extra – Hempfield Shop N' Save
Route 136 & Janyce Drive
Greensburg, PA 15601
724-853-8540

Penn Crossing
Irwin Bank Extra – Scozio's Festival Foods
2000 Penny Lane
Jeannette, PA 15644
724-744-6111

Trust Division
Suite 204
20 N. Pennsylvania Avenue
Greensburg, PA 15601
724-836-2010

IRWIN BANK & TRUST COMPANY SERVICES:

- 24-Hour Teller (ATM Machines)
- Bank-By-Mail
- Business Manager Program
- Certificates of Deposit
- Checking Accounts
- Checking Accounts with Interest (NOW)
- Collection Service
- IBT Credit Cards: Visa®, VISA Gold® and MasterCard®
- Debit Card: Irwin Bank Check Card
- Direct Deposit
- Direct Deposit Payroll Processing
- Drive-Up Windows
- Equipment Leasing
- Individual Retirement Accounts (IRA)
- IBT-e-link (Internet Banking & On-line Bill Payment)
- In-Touch Banking
- Auto Loans
- Commercial Loans
- Construction Loans
- Home Equity Loans
- Home Improvement Loans
- Installment Loans
- Mortgage Loans
- PHEAA and PLUS Education Loans
- MAC® CIRRUS, STAR, PULSE
- Money Market Accounts (IBMA)
- Night Depository
- Safe Deposit Box Rentals (5 Offices)
- Passbook Savings
- Statement Savings
- Stock Purchase and Sales
- Travelers Checks
- Treasury Bill Purchase/Sales
- Trust Services
- U.S. Savings Bonds

OTHER SERVICES:

- T.A. of Irwin, LP (Title Insurance Company)
- UVEST Investment Services, (Member NASD, SIPC) Not FDIC Insured

www.Irwinbank.com



IRWIN BANK
& TRUST COMPANY

Member FDIC

Your Bank For The Future



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